As filed with the Securities and Exchange Commission on November 21, 2000
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------
                               AMENDMENT TO NO. 2
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1933

                                 ---------------

                                 INNERDYNE, INC.
                            (Name of Subject Company)

                                 INNERDYNE, INC.
                      (Name of Person(s) Filing Statement)


                                    45764D102
                      (CUSIP Number of Class of Securities)

                              1244 Reamwood Avenue
                               Sunnyvale, CA 94089
                                 (408) 745-6010
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 ---------------

                                William G. Mavity
                      President and Chief Executive Officer
                                 InnerDyne, Inc.
                              1244 Reamwood Avenue
                               Sunnyvale, CA 94089
                                 (408) 745-6010
   (Name, Address and telephone Number of Person Authorized to Receive Notices
                                       and
           Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                    Copy to:
                              Alan Talkington, Esq.
                         Orrick, Herrington & Sutcliffe
                                       LLP
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122
                                 ---------------
  |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

The purpose of this  Amendment  No. 2 is to amend and  supplement  Item 9 of the
Schedule 14D-9 as described below. Defined terms used herein and not defined have the meanings given them in the Schedule 14D-9 previously filed.


ITEM   9.   EXHIBITS.

Item 9 is amended and supplemented as set forth below. The remainder of Item 9 as previously filed is incorporated herein by reference.

(a)(7) Joint Press Release of InnerDyne, Inc. and Tyco International Ltd., dated November 21, 2000.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2000

                                          InnerDyne, Inc.


                                          By:      /s/ William G. Mavity
                                               -------------------------------
                                          Name:  William G. Mavity
                                          Title: President and Chief
                                                 Executive Officer

                                                                EXHIBIT (a)(6)

                          FTC GRANTS EARLY TERMINATION
                          FOR INNERDYNE EXCHANGE OFFER

PEMBROKE, Bermuda and SUNNYVALE, Calif., Nov. 21 -- Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and InnerDyne, Inc. (Nasdaq: IDYN), a medical manufacturer and distributor of patented radial dilating access devices used in minimally invasive surgical procedures, today announced that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Act relating to the exchange offer of Tyco Acquisition Corp. X for the common stock of InnerDyne.

Tyco Acquisition is offering to exchange a fraction of a Tyco common share valued at $7.50, determined as described in the prospectus for the offer, for each share of InnerDyne common stock. The offer is scheduled to expire at 12:00 midnight on Wednesday, November 29, 2000.

ABOUT INNERDYNE

InnerDyne designs, develops and manufactures minimally invasive surgical access products that incorporate the company's proprietary radial dilation technology, including the patented Step(TM) expandable needle system. Radial dilation provides surgical access through expansion of a very small opening using progressively larger blunt instruments.

ABOUT TYCO INTERNATIONAL

Tyco is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services, and the world's largest manufacturer of flow control valves. Tyco also holds strong leadership positions in disposable medical products, diagnostic imaging, bulk pharmaceuticals, wound closure, plastics and adhesives. Tyco operates in more than 100 countries and has reported fiscal 2000 sales of approximately $28.9 billion.

Tyco has filed a registration statement on Form S-4, a Schedule TO, a preliminary prospectus and other documents relating to the exchange offer and InnerDyne has filed the related solicitation/recommendation statement on
Schedule 14D-9 with the SEC. Copies of these documents and other documents filed by Tyco and InnerDyne with the SEC may be obtained at the SEC's web site at http://www.sec.gov. These documents may also be obtained from Tyco or from InnerDyne by directing requests to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to InnerDyne, Inc., 1244 Reamwood Avenue, Sunnyvale, CA 94089, tel: (408) 745-6010.

Documents may also be obtained from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 (call collect) or (800) 322-2885 (toll free).